             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                        SCHEDULE 13G
                      (Amendment No. 4)

   INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
          UNDER THE SECURITIES EXCHANGE ACT OF 1934

                Chris-Craft Industries, Inc.
                      (Name of Issuer)

           Class B Common Stock, par value $.50 per
       share and Common Stock, par value $.50 per share
               (Title of Class of Securities)

           170520-30-8, 170520-50-6, and 170520-10-0
                       (CUSIP Number)

               _______________________________

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

               (Continued on following pages)

CUSIP No. 170520-50-6          13G        Page 2 of 6 Pages
          170520-10-0 and


1)  Name of Reporting Person:  John C. Siegel
    SS or IRS Identification No. of Above Person:

2)  Check the Appropriate Box if a Member of a Group
    (See Instructions)

(a)  /  /

(b)  /  /

3)  SEC Use Only ........................................

4) Citizenship or Place of Organization: United States of America

               5)   Sole Voting Power: 580,253 shares of
Number of           Class B Common Stock
Shares              and 645,263 shares of Common Stock
Beneficially   6)   Shared Voting Power:
Owned               285,883 shares of Class B Common Stock
by Each             and 960,567 shares of Common Stock
Reporting      7)   Sole Dispositive Power: 580,253 shares
                    of Class B Common Stock Person and
                    645,263 shares of Common Stock
               8)   Shared Dispositive Power:  None

 9)  Aggregate Amount Beneficially Owned by Each Reporting
     Person:   866,136 shares of Class B Common Stock
               and 1,605,830 shares of Common Stock

10)  Check Box if the Aggregate Amount in Row 9 Excludes
     Certain Shares (See Instructions) ....................

11)  Percent of Class Represented by Amount in Row 9:
          10.8% of Class B Common Stock, and 6.0% of Common
          Stock

12)  Type of Reporting Person (See Instructions):
          IN

Item 1(a).     Name of Issuer:
               Chris-Craft Industries, Inc. ("Chris-Craft")

Item 1(b).     Address of Issuer's Principal Executive
Offices:
                 767 Fifth Avenue
                 New York, New York 10153

Item 2(a).     Name of Person Filing:
                 John C. Siegel

Item 2(b).     Address of Principal Business Office or, if
               none, Residence:
                 KBHK
                 650 California Street
                 San Francisco CA  94108

Item 2(c).     Citizenship:
                 United States of America

Item 2(d).     Title of Class of Securities:

                                     I

               Class B Common Stock, $.50 par value, each share convertible into one share of Common
               Stock ("Class B Common Stock")

                                     II

               Common Stock, $.50 par value ("Common Stock")

Item 2(e).     CUSIP Number:

                I (Class B Common Stock) -- 170520-50-6

               II (Common Stock) -- 170520-10-0

Item 3.        If this statement is filed pursuant to Rules
               13d-1(b), or 13d-2(b), check whether the person is a: Inapplicable.

Item 4.   Ownership.

                                  I              II

                                Class B
                                Common         Common
                                Stock          Stock
(a)  Amount Beneficially
     Owned (1):                 866,136        1,605,830(2)

(b)  Percent of Class
     (outstanding at
     December 31, 1999):        10.8%          6.0%


 (c) Number of shares as
     to which such person
     has:

     (i)  sole power to         580,253         645,263
     vote or to direct
     the vote

     (ii)  shared power to
     vote or to direct
     the vote                   285,883         960,567


     (iii)  sole power to
     dispose or to direct
     the disposition of         580,253         645,263

     (iv)  shared power to
     dispose or to di-
     rect the disposi-
     tion of                    --              --


_________________________

(1) At December 31, 1999 the Trustee of the Chris-Craft/United Television Employees' Stock Purchase Plan held 674,684 shares of Common Stock and 285,883 shares of Class B Common Stock Stock. A committee appointed by the Board of Directors of Chris-Craft to administer the Stock Purchase Plan, of which Mr. Siegel is a member, is empowered to direct voting of the shares held by the Trustee under that plan, therefore, the total numbers of shares held at December 31, 1999 by the Stock Purchase Plan are included in the figures.

(2) Includes 58,365 shares issuable upon exercise of stock options exercisable within 60 days after December 31, 1999 and 866,136 shares issuable upon conversion of Class B Common Stock.


Item 5.   Ownership of Five Percent or Less of a Class.
          Inapplicable.

Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person.
          See Note (1) to Item 4.

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the
          Parent Holding Company.
          Inapplicable.

Item 8.   Identification and Classification of Members of the
          Group.
          Inapplicable.

Item 9.   Notice of Dissolution of Group.
          Inapplicable.

Item 10.  Certification.
          Inapplicable.

                             Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 10, 2000



/s/ John C. Siegel
------------------------
     Signature



   John C. Siegel
     Name/Title